FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934
For the Month of July, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 24, 2018, announcing that Telstra Selected Gilat’s Satellite-based Cellular Backhaul Solution for 4G Mobile Service Expansion to Remote Locations Across Australia.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated July 24, 2018	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Telstra Selects Gilat’s Satellite-based Cellular Backhaul
Solution for 4G Mobile Service Expansion to Remote
Locations Across Australia

Gilat’s leading solution enables fast deployment and smooth integration into Telstra’s network

Petah Tikva, Israel, July 24, 2018 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Telstra, a leading global telecommunications and technology service provider, chose Gilat’s backhaul solution to expand its 4G mobile service throughout remote locations across Australia. Gilat’s satellite backhaul solution enables fast and smooth integration into Telstra’s network.

Gilat’s DVB-S2X Capricorn VSAT, member of the SkyEdge II-c platform, is a key part of Telstra’s 4GX-lite Mobile Satellite Small Cell offering. Telstra’s service will bring coverage to new areas for the benefit of customers such as rural farmers, mining companies and local councils.

Gilat’s SkyEdge II-c platform delivers high spectral efficiency and optimized space segment via advanced transmission and Gilat’s innovative LDPC fast adaptive return access scheme. Gilat’s solution supports integration at both layer-2 and layer-3 with a full end-to-end encryption.

“We are excited about the opportunity to be working with one of the world’s leading telecommunications service providers, and are pleased to deliver 4G cellular backhauling at true LTE speeds,” said Oded Sheshinski, RVP Asia-Pacific at Gilat. "Telstra’s selection further validates Gilat’s vision that LTE cellular backhauling over satellite provides affordable, high quality broadband connectivity, and solidifies Gilat’s technical and services leadership in this growing market."

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

 Comm-Partners LLC
June Filingeri, President
JuneFil@optonline.net